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                          August 11, 2023

       David Kirn, M.D.
       Chief Executive Officer
       4D Molecular Therapeutics, Inc.
       5858 Horton Street #455
       Emeryville, CA 94608

                                                        Re: 4D Molecular
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 9,
2023
                                                            File No. 333-273845

       Dear David Kirn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Phillip S. Stoup